AGENIX

AGENIX LIMITED
7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

07020188

82-34639

SEC#82-5258

22 December 2006

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

SUPPL

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 22 December 2006.

We are providing a copy of the announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Tony Finn
Joint Company Secretary

Jw 1/9

AGENIX

22 December 2006

AMENDMENT TO THE NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Agenix Limited advises that a correction has been made to the Notes to the Financial Statements for the year ended 30 June 2006. Note 24 (d) has been amended to the following:

"Note 24. Commitments and contingencies

(d) Contingent liability

Legal dispute over consulting fees
A former consultant of the company has commenced legal proceedings in Australia against the company in relation to the Animal Health business transaction announced 7 April 2006. The consultant is seeking fees of $500,000 plus reimbursement of legal fees plus interest.

The company has received legal advice. Based on that advice, the company believes that it has no liability whatsoever.

If the matter proceeds to trial, the company's potential exposure is estimated at $820,000."

Tony Finn
Joint Company Secretary

END